Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 501
Toronto, Ontario
M5H 3V5, CANADA
Tel: 1 (416) 646-3825
Fax: 1 (416) 646-3828
www.gammongold.com

PRESS RELEASE

Gammon Gold Reports a New Discovery with Significant Drill Results at the Recently Acquired
Los Jarros Project, Located Near the Ocampo Operations

Toronto, January 27, 2011: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): Gammon is pleased to announce that it has successfully completed the first-stage, 2,000 metre drilling program at the Los Jarros Project in western Chihuahua. The drilling was focused on the Gaby target where significant near surface mineralization was discovered. The Gaby target is approximately 22 kilometres southeast of Ocampo and 29 kilometres northwest of Fresnillo PLC’s Orisyvo gold deposit.

Los Jarros, Gaby Target Drilling Highlights

Four of the five holes drilled discovered significant mineralization. Some highlights of the new program include:

  Hole LJ-10-01, 36.0 metres grading 0.68 grams per tonne gold from 42.0 metres depth

    And 60.0 metres grading 0.57 grams per tonne gold from 94.0 metres depth.

  Hole LJ-10-02, 26.6 metres grading 0.69 grams per tonne gold from 14.0 metres depth.

  Hole LJ-10-03, 49.3 meters grading 0.63 grams per tonne gold from 7.6 metres depth

    Including 10.2 metres grading 1.67 grams per tonne gold from 9.2 metres depth.

  Hole LJ-10-04, 5.1 metres grading 15.70 grams per tonne gold and 42 grams per tonne silver, from 45.2 metres depth.

“We are very encouraged by the mineralization drilled in this initial campaign, as it documents extensive disseminated gold mineralization as well as locally high-grade gold. The mineralization occurs in a multi-stage breccia with alteration typical of high-sulfidation epithermal systems. This is a large zone still open to expansion of low-grade disseminated gold mineralization within which are higher grades that warrant follow up drilling.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. He continued, “This is an exceptional start to a reconnaissance drilling program on a property we acquired only five months ago.”

The focus of the initial stage of the 2010 drilling program was on expanding data from historical drilling programs completed on this project, as well as localized high grades and did not test past discoveries of structurally-controlled gold along a dome margin located half a kilometre further to the north.

The Company is planning preliminary metallurgical tests and more extensive geology to tie in this drill campaign’s breccia discovery to the dome environment 500 metres to the north before launching future drilling campaigns.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. Gammon’s flagship Ocampo Property is located in Chihuahua State. Gammon also owns the suspended El Cubo mine in Guanajuato State and the Guadalupe y Calvo development property in Chihuahua State. In 2010 Gammon completed option purchase agreements to acquire the Los Jarros and Venus Projects located directly north of the Ocampo mine, the Mezquite Project in Zacatecas State, and has signed a binding Letter of Intent to joint venture into the La Bandera gold project in Durango State. The Company has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	416-646-3825

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F, which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, future exploration results of its development program, the Company's ability to delineate additional resources and reserves as a result of such program, and the company's ability to mine such targets by mid-2011, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010 and 2011, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Table 1: Los Jarros – Gaby Target Drilling Results

GAMMON 2010 DRILLING
Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
LJ-10-01	0.0	78.0	78.0	0.48	1
Including	42.0	78.0	36.0	0.68	2
LJ-10-01	94.0	154.0	60.0	0.57	4
LJ-10-01	210.0	254.0	44.0	0.34	2
LJ-10-01	276.0	294.0	18.0	0.26	2
LJ-10-02	2.0	136.7	134.7	0.37	4
Including	14.0	40.6	26.6	0.69	5
LJ-10-02	155.0	207.8	52.8	0.21	2
LJ-10-02	249.7	254.6	4.9	0.50	2
LJ-10-03	7.6	56.9	49.3	0.63	1
Including	9.2	19.3	10.2	1.67	1
Including	19.3	54.9	35.6	0.36	1
LJ-10-03	112.7	193.9	81.2	0.28	3
LJ-10-04	45.2	50.2	5.1	15.70	42
LJ-10-05	nsv	Nsv	nsv	nsv	nsv

VALDEZ 1999 DRILLING
Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
LJ99-01	29.6	63.7	34.1	0.54	0
LJ99-01A	30.5	63.6	33.1	0.81	0
Including	32.0	42.7	10.7	1.96	0
LJ99-02	47.4	76.5	29.1	1.06	0
Including	53.2	64.0	10.8	2.51	0
LJ99-03	15.8	20.0	4.2	2.38	1
LJ99-04	1.5	107.1	105.6	0.56	4
Including	81.0	107.1	26.1	0.70	0
LJ99-04	107.1	201.8	94.7	0.33	3
LJ99-05	108.6	131.1	22.5	0.52	3

VALDEZ 2009 DRILLING
Hole	From (m)	To (m)	Length (m)	Gold (g/t)	Silver (g/t)
LJ09-01	39.7	45.7	6.0	0.46	1
LJ09-01	78.7	85.9	7.1	0.66	0
LJ09-01	94.9	111.9	17.0	0.29	0
LJ09-03	nsv	Nsv	nsv	nsv	nsv
LJ09-04	nsv	Nsv	nsv	nsv	nsv
LJ09-05	nsv	Nsv	nsv	nsv	nsv

Note: The Los Jarros information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses for Los Jarros drilling were performed by Chemex Laboratories, based in Vancouver, British Columbia, using standard fire assay procedures with AA finish. The Company has an established program of inserting certified control samples and blanks in compliance with best practices, and this program was used at Los Jarros per Company policies. Sample lengths are not necessarily true widths.

Figure 1. Los Jarros Project Drill Plan

0000
1000
4000
4000
Tan
Tan
Tan
Tr
Tr
Tr
Tr
HBx
DaF
Gammon Boundary
Gammon Boundary
STRUCTURAL ZONE
LJ00-02
LJ99-03
LJ99-02
LJ99-01
LJ09-05
LJ09-03
LJ09-04
LJ09-01
LJ99-05
LJ-10-02
LJ-10-05
LJ-10-04
LJ99-04
LJ-10-03
LJ-10-01
DRILL HOLES
Gammon 2010 DH
Valdez 2009 DH
Valdez 1999 DH
ALTERATION
oxidation
SI - silicification
QAS - Qtz-Alun-Seric
LITHOLOGY
DaF - Dacite dome
HBx - Hydrothermal breccia
Tr - Rhyolite
Tan - Andesite
Gammon Lake
de México, S.A. de C.V.
GEOLOGY &
DRILL HOLE LOCATIONS
Los Jaros Sur
0
125
250
500 Meters